Commission File No. 333-162598

Filed by: Vanguard Bond Index Funds

Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company:
Vanguard Institutional Total Bond Market Index Fund,
a series of Vanguard Institutional Index Funds

December 7, 2009

Dear Valued Vanguard Shareholder:

We are writing to you as the authorized agent for the Vanguard proxy ballots for your accounts. To ease any burden that the multiple registrations contained in this proxy kit may pose, we want to offer you a streamlined way to manage the voting of your proxies.

The enclosed proxy cards represent unvoted positions for Vanguard Institutional Total Bond Market Index Fund held as of Record Date, November 9, 2009. As you know, a Special Meeting of Shareholders is scheduled to be held on February 3, 2010, at which shareholders of Vanguard Institutional Total Bond Market Index Fund will be asked to approve the proposal to reorganize the Fund into Vanguard Total Bond Market Index Fund.

If you prefer to vote uniformly for all accounts for which you have proxy voting authority, you may use the attached authorization form to indicate “FOR,” “AGAINST,” or “ABSTAIN” for the proposal instead of filling out separate proxy cards for each registration.

If you choose to use this voting method, you must sign and date the authorization form and return it in the enclosed business reply envelope or fax it to our proxy tabulator, Computershare Fund Services, at 1-631-233-6394. Upon receipt of the signed authorization form, our proxy tabulator will vote all shareholder or client positions for which you act as the authorized proxy voting agent according to your instructions. If you vote using the authorization form, you do not need to sign the individual proxy cards.

Should you desire to cast different votes among your accounts, you must mark and sign each individual proxy card. If you choose this voting method, you can disregard the attached authorization form.

We encourage you to read the enclosed combined proxy statement/prospectus relating to the reorganization because it contains important information. The proxy statement/prospectus is also available on the SEC’s website (www.sec.gov).

Thank you for your prompt attention to this matter.

Sincerely,

Vanguard Institutional Total Bond Market Index Fund

© 2009 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing

Corporation, Distributor.

As the authorized proxy voting agent with power of substitution for certain client accounts, I hereby authorize as Proxies Arthur S. Gabinet, F. William McNabb III, and Heidi Stam, or any of them, to represent and vote, as indicated below, all shares of Vanguard Institutional Total Bond Market Index Fund held as of the Record Date, November 9, 2009, by such client accounts at the Special Meeting of the Fund to be held on February 3, 2010, at 2 p.m. local Pennsylvania time. I further authorize said Proxies, in their discretion, to vote upon such other matters as may come before the meeting and at any adjournments or postponements thereof. I acknowledge receipt of the Notice of Special Meeting of Shareholders and of the accompanying Proxy Statement, and revoke any proxy previously given, by myself or any party on whose behalf I am authorized to act, with respect to such meeting. The proxy is solicited on behalf of the Board of Trustees of the Fund.

Proposal: Reorganize Vanguard Institutional Total Bond Market Index Fund into Vanguard Total Bond Market Index Fund.

> The board recommends a vote FOR the proposal.

[   ] Vote FOR the proposal
[   ] Vote AGAINST the proposal
[   ] ABSTAIN with respect to the proposal

Signature	Date

Printed Name

Line 1 of Address Registration	HHID CODE

VANGUARD/WO#20770: TOUCH-TONE TELEPHONE VOTING SCRIPT

MEETING DATE: February 3, 2010
TEST CONTROL NUMBER (s): 770 xxxxx xxx xxx
TEST SECURITY CODE (s): 9999 9999

WHEN CONNECTED TO THE TOLL-FREE NUMBER 1-866-241-6192, THE SHAREHOLDER WILL HEAR:
"Welcome! Please enter the 14 digit number located in the shaded box on your proxy card or meeting notice."

WHEN THE SHAREHOLDER ENTERS THE NUMBER, HE/SHE WILL HEAR:
"To proceed, please enter the 8 digit code located in the non-shaded box on your proxy card or meeting notice."

WHEN THE SHAREHOLDER ENTERS THE CODE, HE/SHE WILL HEAR:
"This is the automated telephone voting site for the Special Meeting of Shareholders of
Vanguard Institutional Total Bond Market Index Fund."

"Proposal 1:	To VOTE FOR, press 1.	AGAINST press 9	ABSTAIN press 0."

AFTER THE SHAREHOLDER HAS COMPLETED VOTING ON THE PROPOSAL, HE/SHE WILL HEAR:

"To hear how you have voted, press 1."	"To cancel your vote, press 2."	"To save how you have voted, press 3."

IF THE SHAREHOLDER PRESSES 1, HE/SHE WILL HEAR .
"Your vote will be saved automatically should you decide to hang up during vote playback."
"Your vote has been cast as follows (vote for the proposal is given)."
"To hear how you have voted, press 1." "To cancel your vote, press 2." "To save how you have voted, press 3."

IF THE SHAREHOLDER PRESSES 2, HE/SHE WILL HEAR:
"Your vote has been canceled." "To enter another vote, press 1 now." "To end this call, press 0 now."

IF THE SHAREHOLDER PRESSES 3, HE/SHE WILL HEAR:
"Your vote has been saved."	"To enter another vote, press 1 now."	"To end this call, press 0 now."

If the shareholder elects to vote another proxy, he/she is returned to the above speech starting with "Welcome"

IF THE SHAREHOLDER ELECTS TO END THE CALL HE/SHE WILL HEAR:

"Thank you for voting."

Call is terminated.